UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G39320117

(CUSIP Number)

c/o Attn: John C.K. Sham

12/F., Kin Teck Industrial Building

26 Wong Chuk Hang Road

Aberdeen, Hong Kong

Tel.: (852) 2814 0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G39320117	Page 2 of 6

1.	Names of reporting persons. John C.K. Sham
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Canadian
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 312,327 (see item 5 on page 5)
	8.	Shared voting power 1,001,124 (see item 5 on page 5)
	9.	Sole dispositive power 312,327 (see item 5 on page 5)
	10.	Shared dispositive power 1,001,124 (see item 5 on page 5)
11.	Aggregate amount beneficially owned by each reporting person: 1,001,124 (see item 5 on page 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11): 31.16%
14.	Type of reporting person (see instructions): IN

SCHEDULE 13D/A
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Preamble

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Person relating to the beneficial ownership of ordinary shares, par value US$0.04 per share (“Ordinary Shares”), of Global-Tech Advanced Innovations Inc. on September 17, 2015 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 have the same respective meanings provided to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the “Merger Agreement” (as defined below), “Merger Sub” (as defined below) will be merged with and into the Issuer, with the Issuer surviving the “Merger” (as defined below) and becoming a wholly owned subsidiary of “Parent” (as defined below) as a result of the Merger. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.01, and is incorporated herein by reference in its entirety.

It is anticipated that the total amount of funds necessary to complete the Merger is approximately US$9,249,383 (assuming no exercise of dissenter rights by shareholders of the Issuer, or if exercised that such dissenters will not receive more than US$8.85 per Ordinary Share), which is expected to be provided by Reporting Person through a commitment to provide equity financing to Parent in the aggregate principal amount of US$9,249,383 pursuant to an equity commitment letter by Reporting Person.

SCHEDULE 13D/A
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ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D hereby is amended and supplemented as follows:

On December 4, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Timely Star Limited, a British Virgin Islands company with limited liability (“Parent”), and Timely Merit Limited, a British Virgin Islands company with limited liability and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$8.85 per Ordinary Share in cash, without interest and net of any applicable withholding taxes, except for (i) the “Excluded Shares” (as defined in the Merger Agreement), and (ii) Ordinary Shares owned by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”), which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 179 of the BVI Companies Act. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement (i) the Reporting Person entered into a guarantee (the “Guarantee”) in favor of the Issuer, pursuant to which the Reporting Person guaranteed the due and punctual observance, performance and discharge of all of the obligations, covenants and agreements of Parent and Merger Sub to the Issuer under the Merger Agreement, except in the case where the Guarantee is terminated in accordance with the provisions therein.

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into an agreement (the “Support Agreement”) with Parent and the “Rollover Shareholders” (as defined in the Support Agreement) pursuant to which, each Rollover Shareholder shall subscribe for the number of ordinary shares in Parent as set forth in the Support Agreement immediately prior to the closing of the Merger and each “Rollover Share” (as defined in the Support Agreement) shall be cancelled at the closing. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote (or cause to be voted) all of the Rollover Shares in favor of the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger.

SCHEDULE 13D/A
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Concurrently with the execution of the Merger Agreement, Reporting Person entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent pursuant to which Reporting Person undertook to make equity contributions to Parent in the aggregate principal amount of US$9,249,383.

If the Merger is completed, the Ordinary Shares would be delisted from the Nasdaq Stock Market LLC and the Issuer’s obligations to file annual reports under the Act would be terminated.

In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, and a change in the Issuer’s memorandum and articles of association. No assurance can be given that the Merger will be consummated.

Description of the Merger Agreement, the Guarantee, the Equity Commitment Letter and the Support Agreement, which are attached hereto as Exhibit 7.01, 7.02, 7.03 and 7.04, are incorporated by reference as if set forth in their entirety herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(c) The Reporting Person has not effected any transactions relating to the Ordinary Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Description of the Merger Agreement, the Guarantee, the Equity Commitment Letter and the Support Agreement which are attached hereto as Exhibit 7.01, 7.02, 7.03 and 7.04 are incorporated by reference as if set forth in their entirety herein.

Except as described above or elsewhere in this Amendment No. 1 or incorporated by reference in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

SCHEDULE 13D/A
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit

Description

Exhibit 7.01:	Agreement and Plan of Merger, dated as of December 4, 2015 (incorporated herein by reference to Exhibit 2 of the Issuer’s 6-K filed by the Issuer with the Securities and Exchange Commission on December 9, 2015).

Exhibit 7.02:	Guarantee, dated as of December 4, 2015.

Exhibit 7.03:	Equity Commitment Letter, dated as of December 4, 2015.

Exhibit 7.04:	Support Agreement, dated as of December 4, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015

/s/ John C.K. Sham

John C.K. Sham